

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com



(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with Philippine Stock Exchange in relation to MPIC's signing of an Interim Operating Agreement with the Roman Catholic Archbishop of Manila for the purpose of operating the Cardinal Santos Medical Center.

Dated this 31st day of July, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, Chairman
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

METRO PACIFIC INVESTMENTS

31 July 2008

PHILIPPINE STOCK EXCHANGE
Disclosure Department
4/F PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention: ATTY. PETE M. MALABANAN
Head
Disclosure Department

Attached is a copy of SEC Form 17-C as filed and submitted to the SEC, to disclose Metro Pacific Investments Corporation's signing of an Interim Operating Agreement with the Roman Catholic Archbishop of Manila for the purpose of operating the Cardinal Santos Medical Center.

Thank you.

Very truly yours,



MELODY M. DEL ROSARIO
Assistant Vice President
Media & Corporate Communications

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER



1. **31st July 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES**
   Address of principal office .... Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	**1,342,918,745**

**as reported by the stock transfer agent as of 31 March 2008.*

11. Indicate the item numbers reported herein:

    1. The press announcement is attached in this document

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

31st May 2008
Date



....
JOSE MA. K. LIM
President & CEO

METRO
PACIFIC
INVESTMENTS

PRESSRELEASE
31 July 2008

METRO PACIFIC INVESTMENTS CORPORATION (MPIC)

MPIC to OPERATE CARDINAL SANTOS MEDICAL CENTER

MANILA, PHILIPPINES, 31 July 2008 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI) and the Roman Catholic Archbishop of Manila ("RCAM") today announced that with effect 1st August 2008, MPIC will manage and operate the Cardinal Santos Medical Center ("CSMC") on behalf of the RCAM for an interim period of six (6) months.

CSMC is a 212-bed tertiary hospital situated in a three-hectare property along Wilson Street, San Juan City. The hospital land and most of the buildings are owned by the RCAM. In August 1988, the RCAM, then represented by the late Jaime Cardinal Sin, entered into a Joint Apostolate Agreement (JAA) with Hospital Managers Inc. (HMI) to operate the CSMC for an initial period of ten (10) years, and later renewed for an additional ten (10) years. The JAA expires on 31st July 2008.

In order to prepare for the selection of the next long term operator of CSMC, the RCAM requested MPIC and its affiliate Medical Doctors Inc. ("MDI"), owner and operator of Makati Medical Center, to handle the interim operation of CSMC for a period of six (6) months under an Interim Operating Agreement ("IOA"). The RCAM is currently in talks with HMI to work with MPIC for a smooth turnover of CSMC operations. After such turnover, MPIC intends to assign its obligations and benefits under the IOA to a new wholly-owned subsidiary of MDI (still in the process of incorporation) to operate CSMC during the interim operating period.

MPIC and MDI welcome this opportunity to help the RCAM in the interim operation of CSMC and have signified their interest to be the long term operator of CSMC. "MPIC's involvement in CSMC is another step in achieving its vision of establishing the first nationwide chain of premiere hospitals in the Philippines. This opportunity reflects MPIC's goal of strengthening the company's investment portfolio and enhancing shareholder value through healthy operating companies that deliver strong recurring incomes", **MPIC President Jose Ma. K. Lim** said.

MPIC is the single largest shareholder of both MDI and Davao Doctors Hospital (Clinica Hilario) Inc., one of the largest tertiary hospitals in Mindanao.

For further information, please contact:
Augie Palisoc Jr.
Executive Director
Telephone number: + 632 8880888

Melody del Rosario
AVP – Media and Corporate Communications
Telephone number: + 632 8880888

Denis R.G. Lucindo
AVP – Investor Relations
Telephone: +632 888 0895

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at www.mpic.com.ph.

RECEIVED

2008 AUG 20 A 4:41



FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached press release of Philippine Long Distance Telephone Company ("PLDT"), a major operating associate of First Pacific, in relation to the Unaudited Financial Results of PLDT for the first six months of 2008.

Dated this 5th day of August, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, Chairman
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*


PLDT
We're changing lives.

PRESS RELEASE

1H08 CONSOLIDATED NET INCOME UP 13% TO ₱19.3 BILLION
CORE NET INCOME RISES 9% TO ₱18.7 BILLION
EBITDA UP 4% TO ₱43.8 BILLION; FREE CASH FLOW UP 16% TO ₱28.2 BILLION
INTERIM DIVIDEND OF ₱70 PER SHARE; BUYBACK OF FURTHER 2 MILLION SHARES APPROVED
CELLULAR SUBSCRIBER BASE REACHES 33.2 MILLION

- Consolidated net income of ₱19.3 billion for the first half of 2008, 13% higher than ₱17.1 billion net income in the first half of 2007
- Core net income at ₱18.7 billion, an increase of 9% from the ₱17.2 billion recorded in the same period last year
- Consolidated service revenues up 5% year-on-year to ₱70.3 billion. Wireless service revenues increase 7% to ₱45.8 billion; Fixed revenues up 4% to ₱24.6 billion; and ePLDT service revenues grow 3% to ₱5.0 billion
- Consolidated EBITDA rises by 4% to ₱43.8 billion; consolidated EBITDA margin stable at 62% of service revenues
- Consolidated Free Cash Flow improves by 16% to ₱28.2 billion for the period
- Cellular subscriber base surpasses 33.2 million as of end-June 2008
- Total broadband subscribers now exceed 750,000 with total revenue contribution from broadband and internet services of ₱4.9 billion, 48% higher than last year's
- Interim dividend of ₱70 per common share declared; Board approves share buyback for an additional 2 million common shares

MANILA, Philippines, 5th August 2008 -- Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced unaudited financial results for the first half of 2008 with consolidated net profit of ₱19.3 billion, an increase of 13% from the ₱17.1 billion net profit reported last year. This year's results benefited from net mark-to-market foreign exchange and derivative gains plus a one-time gain of approximately ₱700 million arising from the de-designation as non-hedges of certain derivatives related to the Company's 2009, 2012 and 2017 bonds which had previously been designated as hedges. Core net income, net of these exceptional items, rose to ₱18.7 billion in the first six months of 2008, 9% over the core net income of ₱17.2 billion in the same period in 2007. Consolidated service revenues increased by 5% to ₱70.3 billion, despite the 12% appreciation of the peso which negatively impacted the dollar-linked revenues of the group, which account for as much as 27% of consolidated revenues. Consolidated EBITDA improved by 4% to ₱43.8 billion while EBITDA margin was stable at 62%.

The Group's consolidated debt balance as of 30th June 2008 stood at US$1.6 billion with net debt at approximately US$900 million. Net debt to EBITDA and net debt to free cash flow ratios

stood at 0.5 times and 0.8 times, respectively.

Consolidated free cash flow remained strong at ₱28.2 billion in the first half of 2008. Consolidated capital expenditures were at ₱8.7 billion, with spending expected to accelerate in the second half. The Company intends to continue building out capacity and coverage of its wireless and broadband networks aggressively. The capital expenditure guidance for the Group for the year 2008 is, in fact, being raised to approximately ₱28.5 billion from the earlier guidance of ₱25.4 billion. The increase is attributable primarily to the wireless business where higher than expected wireless and broadband subscriber growth and accelerated investments in wireless broadband capacity will require a higher level of capital expenditure during the year.

Consistent with the Company's stated dividend policy, the PLDT Board of Directors approved earlier today an interim dividend of ₱70 per share to common shareholders of record as of 22nd August 2008. Dividend payment date is 22nd September 2008. The Board also approved the extension of the share buyback program to cover an additional two million shares. As of 16th July 2008, approximately 1.74 million shares had already been bought back and held as treasury shares under the initial buyback program. These shares were purchased at average price of ₱2,532 per share, representing a total outlay of ₱4.4 billion.

"We are pleased that we are able to sustain our committed minimum dividend payout of approximately 70% of core earnings with the declaration of this interim dividend. In addition, the approved additional share buyback program allows us to take advantage of our under-valuation with our share price being adversely affected by the weak and volatile equities market. These capital management initiatives, along with our increased capex level, underscore the strength of our free cash flow. It is also worth noting that our wireless subsidiary Pilipino Telephone Corporation (Piltel) declared yesterday a historic first dividend payout to common shareholders equivalent to ₱ 0.43 per share. The absolute payout amount by Piltel of ₱5.1 billion is not insignificant and will flow through to PLDT's shareholders by way of Smart's 92.1% ownership of Piltel" declared **Manuel V. Pangilinan, Chairman of PLDT.**

Wireless: Continued Strength

Consolidated wireless service revenues rose to ₱45.8 billion for the first half of 2008, 7% higher than the ₱43 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc. (Smart) and Piltel have consistently maintained their respective solid performances.

Consolidated wireless EBITDA improved by 5% to ₱29.7 billion this year from ₱28.2 billion last year. EBITDA margin dipped marginally to 65% due to certain one-off expenses recorded in the first quarter of 2008.

The PLDT Group's total cellular subscriber base for the first half of 2008 continued to grow strongly as Smart recorded net additions of approximately 412,000 subscribers and Talk 'N Text added about 2.78 million subscribers to end the period with 20.7 million and 12.5 million subscribers, respectively, or a total of 33.2 million subscribers.

"Over the years, Smart and Piltel have built their strength on their ability to offer affordable

and relevant products and services. We have seen to it that our various subscriber segments have had the widest array of choices by way of packages and offers to suit their specific requirements. Cognizant of the current economic environment and the markets they serve, Smart and Piltel continue to address their subscribers' needs through offerings such as All Text, Gaan Text and LahaTxt which allow subscribers to send SMS for as low as ₱0.15 per text. On the voice side, products such as All Calls 20, Low Hello and Gaan Talk offer rates that range from ₱1.00-2.00 per minute. And believe me, our customers understand value when they see it," stated **Napoleon L. Nazareno, President and CEO of PLDT and Smart.**

Smart Bro, Smart's wireless broadband service - through its wholly-owned subsidiary Smart Broadband, Inc. - showed no signs of slowing down as its wireless broadband subscriber base grew 35% for the first half of 2008 to reach 408,000 at end-June 2008, adding about 60,000 new subscribers for the second quarter alone. Wireless broadband revenues grew 109% to about ₱1.9 billion in the first half of 2008, a significant improvement over the ₱930 million in the same period in 2007. SmartBro's prepaid Plug-It service, which was introduced in late March 2008, already has over 32,000 subscribers as of end-June, as it made the Internet available to a broader segment of the population with affordable sachet pricing, nationwide coverage and easy loading. Plug-It offers instant internet access through a portable wireless modem and is available in all areas where Smart's network coverage is present.

"We are excited by the early success of Plug-It's prepaid version as it demonstrates that there is a strong demand for internet access beyond the traditional postpaid market", added **Orlando B. Vea, Chief Wireless Adviser of Smart.**

In July, Smart launched another groundbreaking service - Uzzap, the country's first flat rate, all-in-one, unlimited messaging service. Uzzap is an Internet Protocol (IP)-based, downloadable application which allows users to merge several messaging services such as SMS, instant messaging and e-mail into their mobile phones. Uzzap is currently on a free trial mode with a user base of over 45,000.

PLDT Fixed Line: Transformation Underway

Fixed Line service revenues increased 4% to ₱24.6 billion in the first six months of 2008 from ₱23.7 billion last year as improvements in data revenues, both from corporate data and residential DSL services, were augmented by stable revenues in local exchange and national long distance. ILD revenues continued to decline as our dollar-linked revenues were adversely impacted by the 12% appreciation of the average U. S. dollar/peso exchange rate in 2008 as well as declines in termination rates and call volumes. Fixed Line revenues would have improved another 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers grew by over 70,000 to 335,000 at the end of the first half 2008 from 264,000 at the end of 2007. PLDT DSL generated ₱2.5 billion in revenues for the first six months of 2008, up 44% from ₱1.8 billion in the same period in 2007, accounting for 51% of the PLDT Group's broadband and internet revenues for the period.

Fixed Line EBITDA in the first half of 2008 improved to ₱13.6 billion, in line with increased revenues. EBITDA margin declined slightly to 55%.

Representative of the convergent offerings which the Group will increasingly offer moving forward, PLDT Landline Plus ("PLP") is a fixed-wireless telephone service that uses a combined fixed/wireless platform in the delivery of fixed line voice and data services and is available in areas with limited or non-existent PLDT fixed facilities. A postpaid version has been in the market since March 2007 and a prepaid offering was introduced in March this year. Demand for the service has been strong given the service's value proposition. Subscribers to this service, net of churn, have reached 116,000 to date.

Our Corporate Business Group has been aggressive in offering various packages providing connectivity, business solutions and bundled products to corporate clients. This recognizes that the corporate market has needs which cannot be fully served by wireless applications. Our corporate segmentation strategy has identified various niche markets that we are focusing on: the banking and financial sector, the electronics and semi-conductor industry, and the outsourcing/BPO industry. Another growing and underserved segment of the market is composed of small-and-medium-sized enterprises (SMEs), estimated to be around 300,000 in number.

"While the fixed line business still faces many challenges, we are confident that we will surmount these in the course of our transformation efforts. The improvement of customer service remains our top priority and in following through on that goal, we have been investing more on our outside plant facilities, our international cable capacity, an additional landing station and our digital fiber optic network," declared **Nazareno**.

ePLDT: Managing Challenges

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱5.0 billion for the first half of 2008, a 3% increase from the ₱4.8 billion recorded in the same period last year. ePLDT's revenues and performance for the period reflected the adverse impact of the strong appreciation of the peso, as approximately 75% of its service revenues are denominated in U.S. Dollars. As a result of this effect and combined with higher operating expenses, ePLDT's EBITDA fell to ₱481 million in the first half of 2008 compared with ₱545 million in the same period last year. EBITDA margin declined correspondingly to 10% compared with 11% in 2007. ePLDT's revenues account for 7% of PLDT's consolidated revenues.

Consolidated customer interaction services (more commonly known as "call center") revenues held steady at ₱1.6 billion despite the appreciation of the peso. ePLDT Ventus, the umbrella brand for ePLDT's customer interactive business, now operates seven customer interaction service facilities with combined seats of over 6,500 and an employee base of close to 7,100.

SPi Technologies (SPi), ePLDT's knowledge processing arm (also known as business process outsourcing or "BPO"), generated revenues of ₱2.5 billion in the first half of 2008. In addition to the Philippines and the U. S. A., SPi has operations in India and Vietnam.

"We continue to face head on the challenges posed by our various businesses - the legal discovery business requires intensified sales efforts in order to maximize its fixed overhead while medical transcription is intent on improving productivity and margins. Resolving these issues has taken longer than anticipated but we will deal with them decisively. On the positive

side, publishing and medical billing have continued their strong performance in the first half while the call center business has maintained its stable revenue stream," said **Ray C. Espinosa, ePLDT President and CEO.**

PLDT at 80 - Changing Lives

"Whilst our performance in the first half has been solid and sustained despite difficult economic circumstances, we anticipate stronger head wind in the second half as inflation accelerates and takes it toll on the consumer and on expenses. Already, we are seeing parts of our cash operating expenses rising and third quarter demand softening slightly - albeit the third quarter being a seasonally low period. It is therefore prudent that Management has taken steps to manage costs more tightly starting this second semester without sacrificing the investments necessary to grow the business. We have, in fact, raised our capital expenditure forecast by ₱3.1 billion, in order to accelerate our investments in wireless broadband and in our broader cellular infrastructure. Against this backdrop, we are maintaining our core profit guidance of ₱37.0 billion and plowing back ₱28.5 billion in capital investments.

We are fully aware of the tough economic situation of our subscribers and we are striving to alleviate this financial pressure by following through on our corporate philosophy of providing affordable products and services that suit their means and needs. Having put into place measures that are intended to mitigate these adverse developments, we remain cautious and vigilant, yet confident still, that we will achieve our targets for 2008," concluded **Pangilinan.**

###

	PLDT Consolidated					
	Six months ended June 30			Three months ended June 30		
	2008	2007	% Change	2008	2007	% Change
	(Unaudited)			(Unaudited)		
Service revenues	70,347	67,141	5%	35,414	34,069	4%
Total revenues	77,615	70,551	10%	39,716	35,733	11%
Expenses	47,546	44,442	7%	25,814	22,994	12%
Income before income tax	30,069	26,109	15%	13,902	12,739	9%
Provision for income tax	10,437	8,757	19%	4,877	4,157	17%
Net income - As Reported	19,270	17,079	13%	8,824	8,465	4%
EPS, Basic [a]	100.90	89.35	13%	45.92	43.68	5%
EPS, Diluted [a]	100.89	89.05	13%	45.91	43.57	5%
Core net income[b]	18,707	17,232	9%	9,364	8,797	6%
EPS, Basic [c]	97.92	90.16	9%	48.41	45.44	7%
EPS, Diluted [c]	97.91	89.86	9%	48.41	45.32	7%

[a] *EPS based on reported net income*

[b] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[c] *EPS based on core net income*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Melissa V. Vergel de Dios
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with Philippine Stock Exchange announcing MPIC's Acquisition of 67.1% Interest in North Luzon Expressway.

Dated this 7th day of August, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, Chairman
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

METRO PACIFIC
INVESTMENTS

07th of August 2008

PHILIPPINE STOCK EXCHANGE
Disclosure Department
4/F PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention: ATTY. PETE M. MALABANAN
Head
Disclosure Department

In compliance with the revised disclosure rules of the Exchange, MPIC respectfully submits a copy of the filed SEC Form 17-C, announcing MPIC's Acquisition of 67.1% Interest in North Luzon Expressway.

Thank you.

Very truly yours,



MELODY M. DEL ROSARIO
Assistant Vice President
Media & Corporate Communications

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **7 AUGUST 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. [ ] (SEC Use Only)
   Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES** ....
   Address of principal office — Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	**1,342,918,745***

**as reported by the stock transfer agent as of 30 June 2008.*

11. Indicate the item numbers reported herein: **Items 4 and 9.**

Matters approved at the special meeting of the Board of Directors of Metro Pacific Investments Corporation ("MPIC") held on 7 August 2008:

Item 4. Resignation of Registrant's Director and Election of Officer

A. Election of Officer

The Board appointed Mr. Andrew G. Shepherd as Chief Finance Officer of MPIC.

B. Resignation of Director

The Board accepted the resignation of Mr. Richard N. Ferrer from the Board effective immediately.

Item 9. Other Items

The Board authorized MPIC to make an offer to purchase and acquire the shares in First Philippine Infrastructure, Inc. ("FPII") which are held by Benpres Holdings Corporation ("Benpres") and First Philippine Holdings Corporation ("FPH"). As of the date of this disclosure, Benpres and FPH respectively own 48.92% and 50.92% of the issued and outstanding capital stock of FPII, a publicly listed company. It is expected that as at the completion of the proposed acquisition Benpres and FPH will own approximately 48.92% and 50.92%, respectively, of FPII. Attached hereto is a press release dated 7 August 2008 which sets forth further information on the proposed transaction.

Attached hereto is a press release dated 7 August 2008 which sets forth further information on the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION	**7 August 2008**
MPIC or Issuer	Date



....

JOSE MA. K. LIM
President & CEO

MPIC ACQUIRES 67.1% INTEREST in NLEX

MANILA, PHILIPPINES, 07 August 2008 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI) announce that its Board of Directors in a meeting held today has approved the purchase of an effective 67.1% ownership interest held by First Philippine Holdings Corporation ("FPH") and Benpres Holdings Corporation ("Benpres") in First Philippine Holdings Infrastructure, Inc. ("FPII") in Manila North Tollways Corporation (MNTC), the concession holder of the North Luzon Expressway ("NLEX").

FPH and Benpres (collectively, the "Sellers") respectively own 50.05% and 48.08% of the issued and outstanding capital stock of FPII , while the remaining 1.87% interest in FPII are held by the public (the "Public Shareholders"). The proposed transaction involves the acquisition (the "Proposed Acquisition") of the respective interests of FPH and Benpres in FPII (the "Sale Shares").

FPII is a public company, the shares of which are listed and traded on the Philippine Stock Exchange. FPII owns 100% of the issued and outstanding capital stock of First Philippine Infrastructure Development Corporation ("FPIDC"), which in turn owns 67.1% of the issued and outstanding capital stock of MNTC and 46.0% of Tollways Management Corporation, the operator of NLEX.

MNTC was granted the Supplemental Toll Operating Agreement in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the NLEX. MNTC has the right to (i) operate and manage the existing 83.7 km NLEX and the 8.5 km Subic-Tipo Expressway; (ii) build-out, operate and manage Phase 2, which is the continuation of the missing link of C5 that would extend up to the Manila Port Area, crossing the NLEX near the Valenzuela interchange, and will decongest the traffic ingress into the Balintawak stretch of the NLEX.

Additionally, MPIC shall have the right operate and manage, through the Consortium of EGIS, FPH and TMC the 65.8 km SCTEX direct link between Subic Bay Free Port and Clark Economic Zone; and to acquire a 34% interest in the Private Infra Development Corporation which was awarded the concession to extend the NLEX another 88.5 kms. from Tarlac to Rosario, La Union when completed in full by 2013.

The Sellers have advised MPIC that FPII will acquire 1.71% of the outstanding shares in its own capital stock held by the public prior to the consummation of the Proposed Acquisition (the "Closing"). FPII will acquire 87,020,160 out of the 95,000,000 shares held by the Public Shareholders, such that at Closing, the number of FPII shares held by the Public Shareholders shall be reduced to 7,979,840, or 0.16% and the proportionate interests of FPH and Benpres will be raised to 48.92% and 50.92%, respectively.

MPIC is required to make a Tender Offer for the shares held by the Public Shareholders in accordance with the Philippine Securities Regulation Code (Republic Act No. 8799, as amended) and its implementing rules and regulations under the same terms of the Proposed Acquisition.

Consideration for the Proposed Acquisition and the Tender Offer
The aggregate consideration of the Proposed Acquisition is Pesos 12.262 billion broken down into Pesos 11.8 billion to be settled in cash on closing and the assumption by MPIC of certain advances amounting to Pesos 462.6 million. In addition, the Tender Offer to be made by MPIC to the Public Shareholders, equivalent to a per share price of Pesos 2.46705, will amount to approximately Pesos 19.7 million. The Proposed Acquisition and the Tender Offer will be funded initially by shareholder advances from First Pacific Company Limited, and internal resources. The acquired interest in FPII will be consolidated and held by MPIC following Closing.

The Proposed Acquisition is expected to close by November 2008.

Reasons for the Transactions
MPIC believes that the transaction, which will result in MPIC holding 67.1% effective interest in MNTC (on the basis that MPIC acquires all of the shares in FPII held by the Public Shareholders) is consistent with MPIC's decision to focus on investments in infrastructure and utilities, including water distribution and toll ways.

"The Proposed Acquisition will not only represent a key area of growth in the infrastructure business for MPIC, but also enhance the economic growth of Central and North Luzon. MPIC recognizes that the steady increase in population and urbanization should keep pace with the provision of domestic infrastructure that links resources to their channels and destinations, " MPIC Chairman Manuel V. Pangilinan said.

MPIC President and CEO Jose Ma. K. Lim concluded by saying, "Our investment in FPII is in keeping with our goal to consider carefully new investment opportunities, particularly in infrastructure, that will deliver recurring profits and strong cash flows. With the continuing service improvements and marketing enhancements that our operating companies are undergoing, our involvement in toll road operations will complement and strengthen our existing investment portfolio to achieve greater shareholder value".

For further information, please contact:
Jose Ma. K. Lim
President & CEO
Telephone number: +632 867 3229

Andrew G. Shepherd
Chief Finance Officer
Telephone number: + 632 888 0802

Melody M. del Rosario
AVP – Media and Corporate Communications
Telephone number: + 632 8880888

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at www.mpic.com.ph.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any of the securities referred to herein.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

PROPOSED ACQUISITION BY METRO PACIFIC INVESTMENTS CORPORATION OF UP TO 100% INTEREST IN FIRST PHILIPPINE INFRASTRUCTURE, INC. AND TENDER OFFER

INTRODUCTION

Reference is made to the overseas regulatory announcement of First Pacific Company Limited dated 7 August 2008.

The Company is pleased to announce that on 7 August 2008, the letter agreement dated 1 August 2008 executed by Benpres Holdings Corporation and First Philippine Holdings Corporation in favour of Metro Pacific Investments Corporation, a Philippine company which is part of the FPC Group on account of the equity interest of an affiliate of the Company, became effective.

Under the Letter Agreement, MPIC offered to purchase the respective shareholding interests of Benpres and FPH (being, approximately 48.08% and approximately 50.05%, respectively, as at the date of this announcement and 48.92% and 50.92%, respectively, as at the completion of the Proposed Acquisition) in First Philippine Infrastructure, Inc.

As at the date of this announcement, an approximate 1.87% interest in FPII is held in the hands of the general public. The offer under the Letter Agreement assumes that at Completion, the shares held by the Public Shareholders will be reduced to approximately 0.16% following the acquisition by FPII of shares of its capital stock representing 1.71% held by the Public Shareholders prior to Completion.

FPII is a company whose shares are listed and traded on the Philippine Stock Exchange. FPII owns 100% of the issued and outstanding capital stock of First Philippine Infrastructure Development Corporation, which in turn owns approximately 67.1% interest in Manila North Tollways Corporation and 46% interest in Tollways Management Corporation.

MNTC was granted the Supplemental Toll Operating Agreement in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the North Luzon Expressway in the Republic of the Philippines. MNTC has the right to (i) operate and manage the existing 83.7 km NLEX and the 8.5 km Subic-Tipo Expressway; and (ii) build-out, operate and manage Phase 2, which is the continuation of the missing link of C5 that would extend up to the Manila Port Area, crossing the NLEX near the Valenzuela interchange, and will decongest the traffic ingress into the Balintawak stretch of the NLEX.

Additionally, as part of the Proposed Acquisition, MPIC shall have the right to operate and manage, through a consortium, the 65.8 km SCTEX direct link between Subic Bay Free Port and Clark Economic Zone; and to acquire the 34% interest of First Balfour, Inc. in Private Infra Development Corporation which was awarded the concession to extend the NLEX another 88.5 kms from Tarlac to Rosario, La Union when completed in full by 2013. The Company will comply with any applicable Listing Rules in respect of the said acquisition of 34% interest in Private Infra Development Corporation, as and when appropriate.

The Company understands from Benpres and FPH that FPII will acquire 1.71% of the outstanding shares in its own capital stock held by the public prior to Completion. FPII will acquire 87,020,160 out of the 95,000,000 shares held by the Public Shareholders, such that at Completion, the number of FPII shares held by the Public Shareholders shall be reduced to 7,979,840, or approximately 0.16% and the proportionate interests of FPH and Benpres will be increased to approximately 48.92% and approximately 50.92%, respectively.

Completion is subject to certain conditions precedent and is expected to take place by November 2008.

Subject to Completion, MPIC is required to make a tender offer to the Public Shareholders in accordance with the Philippine Securities Regulation Code (Republic Act No. 8799, as amended) and any applicable laws and regulations in the Republic of the Philippines to purchase up to the remaining approximately 0.16% interest in FPII from the Public Shareholders.

One or more further announcements will be made by the Company, as appropriate, in relation to the implementation of the Proposed Acquisition and, following Completion, the results of the Tender Offer.

CONSIDERATION FOR THE PROPOSED ACQUISITION AND THE TENDER OFFER

The consideration for the Proposed Acquisition is 12.262 billion Philippine Peso ("PhP") (approximately US$278.7 million and approximately HK$2.2 billion) broken down into PhP11.8 billion (approximately US$268.2 million and HK$2.1 billion) to be settled in cash at Completion and the assumption by MPIC of certain advances amounting to PhP462.6 million (approximately US$10.5 million and approximately HK$0.1 billion). The consideration for the Tender Offer is PhP19.7 million (approximately US$0.4 million and approximately HK$3.5 million) or on a per share price basis, PhP2.46705 (approximately US5.61 cents and approximately HK43.73 cents).

The consideration for the Proposed Acquisition and the Tender Offer were arrived at on an arm's length basis and on a willing buyer and willing seller basis, taking into account the valuation of FPII's effective 67.1% equity interest in MNTC.

The Tender Offer price per share is determined based on the consideration for the Proposed Acquisition over the total number of Sale Shares to be acquired by MPIC.

The Proposed Acquisition and the Tender Offer by MPIC will be initially funded by shareholder advances from the Company, and internal resources. The acquired interest in FPII will be consolidated and held by MPIC following Completion.

REASONS FOR THE TRANSACTIONS

Following the Group's investment in the water business in the Philippines, the directors of the Company see significant up side potential in continuing to invest in essential infrastructural services in the Philippines. In particular, Directors believe that the Proposed Acquisition (subject to Completion), which will result in MPIC holding approximately 67.1% effective interest in MNTC (on the basis that MPIC takes up the entire 0.16% shares in FPII held by the Public Shareholders), has the potential to provide stable cash flows and growth to the Group as the coverage of MNTC's tollways business expands. MNTC holds a concession to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the North Luzon Expressway in the Philippines.

LISTING RULES IMPLICATIONS

The Proposed Acquisition and the Tender Offer together constitute a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Proposed Acquisition and the Tender Offer will be despatched to the Company's shareholders in accordance with the requirements of Listing Rules.

INTRODUCTION

Reference is made to the overseas regulatory announcement of First Pacific Company Limited (the "Company" or "First Pacific") dated 7 August 2008 (the "ORA").

The Company is pleased to announce that on 7 August 2008, the letter agreement dated 1 August 2008 (the "Letter Agreement") executed by Benpres Holdings Corporation ("Benpres") and First Philippine Holdings Corporation ("FPH") in favour of Metro Pacific Investments Corporation ("MPIC"), a Philippine company which is part of the FPC Group on account of the equity interest of an affiliate of the Company, became effective.

Under the Letter Agreement, MPIC offered to purchase the respective shareholding interests of Benpres and FPH (the "Sale Shares") (the "Proposed Acquisition") (being, approximately 48.08% and approximately 50.05%, respectively, as at the date of this announcement and 48.92% and 50.92%, respectively, as at the completion of the Proposed Acquisition ("Completion")), in First Philippine Infrastructure, Inc. ("FPII").

As at the date of this announcement, an approximate 1.87% interest in FPII is held in the hands of the general public (the "Public Shareholders"). The offer under the Letter Agreement assumes that at Completion, the shares held by the Public Shareholders will be reduced to approximately 0.16% following the acquisition by FPII of shares of its capital stock representing 1.71% held by the Public Shareholders prior to Completion.

FPII is a company whose shares are listed and traded on the Philippine Stock Exchange. FPII owns 100% of the issued and outstanding capital stock of First Philippine Infrastructure Development Corporation ("FPIDC"), which in turn owns approximately 67.1% interest in Manila North Tollways Corporation ("MNTC") and 46% interest in Tollways Management Corporation ("TMC").

MNTC was granted the Supplemental Toll Operating Agreement in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the North Luzon Expressway ("NLEX") in the Republic of the Philippines (the "Philippines"). MNTC has the right to (i) operate and manage the existing 83.7 km NLEX and the 8.5 km Subic-Tipo Expressway; and (ii) build-out, operate and manage Phase 2, which is the continuation of the missing link of C5 that would extend up to the Manila Port Area, crossing the NLEX near the Valenzuela interchange, and will decongest the traffic ingress into the Balintawak stretch of the NLEX.

Additionally, as part of the Proposed Acquisition, MPIC shall have the right to operate and manage, through a consortium, the 65.8 km SCTEX direct link between Subic Bay Free Port and Clark Economic Zone; and to acquire the 34% interest of First Balfour, Inc. in Private Infra Development Corporation which was awarded the concession to extend the NLEX another 88.5 kms from Tarlac to Rosario, La Union when completed in full by 2013. The Company will comply with any applicable Listing Rules in respect of the said acquisition of 34% interest in Private Infra Development Corporation, as and when appropriate.

The Company understands from Benpres and FPH that FPII will acquire 1.71% of the outstanding shares in its own capital stock held by the public prior to Completion. FPII will acquire 87,020,160 out of the 95,000,000 shares held by the Public Shareholders, such that at Completion, the number of FPII shares held by the Public Shareholders shall be reduced to 7,979,840, or approximately 0.16% and the proportionate interests of FPH and Benpres will be increased to approximately 48.92% and approximately 50.92%, respectively.

Subject to Completion, MPIC is required to make a tender offer to the Public Shareholders in accordance with the Philippine Securities Regulation Code (Republic Act No. 8799, as amended) and any applicable laws and regulations in the Republic of the Philippines (the "Tender Offer") to purchase up to the remaining approximately 0.16% interest in FPII from the Public Shareholders.

The Proposed Acquisition is expected to close by November 2008.

One or more further announcements will be made by the Company, as appropriate, in relation to the implementation of the Proposed Acquisition and, following Completion, the results of the Tender Offer.

CONSIDERATION FOR THE PROPOSED ACQUISITION AND THE TENDER OFFER

The consideration for the Proposed Acquisition is 12.262 billion Philippine Peso ("PhP") (approximately US$278.7 million and approximately HK$2.2 billion) broken down into PhP11.8 billion (approximately US$268.2 million and approximately HK$2.1 billion) to be settled in cash at Completion and the

assumption by MPIC of certain advances amounting to PhP462.6 million (approximately US$10.5 million and approximately HK$0.1 billion). The consideration for the Tender Offer is PhP19.7 million (approximately US$0.4 million and approximately HK$3.5 million) or on a per share price basis, PhP2.46705 (approximately US5.61 cents and approximately HK43.73 cents).

The consideration for the Proposed Acquisition and the Tender Offer were arrived at on an arm's length basis and on a willing buyer and willing seller basis, taking into account the valuation of FPII's effective 67.1% equity interest in MNTC.

The Tender Offer price per share is determined based on the consideration for the Proposed Acquisition over the total number of Sale Shares to be acquired by MPIC.

The acquired interest in FPII will be consolidated and held by MPIC following Completion. The Proposed Acquisition and the Tender Offer by MPIC will be initially funded by shareholder advances from the Company, and internal resources.

FINANCIAL POSITION OF FPII, MNTC AND TMC

The net asset value of FPII as at 31 December 2007 is PhP7,048.1 million (approximately US$170.7 million and approximately HK$1,331.8 million) and the net profits of FPII before and after taxation and extraordinary items are PhP2,334.7 million (approximately US$50.9 million and approximately HK$397.1 million) and PhP1,497.9 million (approximately US$32.7 million and approximately HK$254.8 million), respectively, for the financial year ended 31 December 2007 and net profits of FPII before and after taxation and extraordinary items are PhP2,038.3 million (approximately US$39.8 million and approximately HK$310.8 million) and PhP1,342.4 million (approximately US$26.2 million and approximately HK$204.7 million), respectively, for the financial year ended 31 December 2006.

The net asset value of MNTC as at 31 December 2007 is PhP7,967.4 million (approximately US$193.0 million and approximately HK$1,505.5 million) and the net profits of MNTC before and after taxation and extraordinary items are PhP1,984.5 million (approximately US$43.3 million and approximately HK$337.5 million) and PhP1,929.9 million (approximately US$42.1 million and approximately HK$328.2 million), respectively, for the financial year ended 31 December 2007 and net profits of MNTC before and after taxation and extraordinary items are PhP1,689.6 million (approximately US$6.4 million and approximately HK$50.4 million) and PhP1,694.9 million (approximately US$33.1 million and approximately HK$258.4 million), respectively, for the financial year ended 31 December 2006.

The net asset value of TMC as at 31 December 2007 is PhP251.1 million (approximately US$6.1 million and approximately HK$47.4 million) and the net profits of TMC before and after taxation and extraordinary items are PhP277.8 million (approximately US$6.1 million and approximately HK$47.3 million) and PhP180.7 million (approximately US$3.9 million and approximately HK$30.7 million), respectively, for the financial year ended 31 December 2007 and net profits of TMC before and after taxation and extraordinary items are Php326.9 million (approximately US$6.4 million and approximately HK$49.8 million) and PhP214.8 million (approximately US$4.2 million and approximately HK$32.7 million), respectively, for the financial year ended 31 December 2006.

CONDITIONS PRECEDENT FOR COMPLETION

Completion is subject to certain conditions precedent, including, amongst others:

(a) MPIC shall have conducted a financial and legal due diligence on the target companies and the Sale Shares to cover the periods ending no earlier than one month prior to the Closing, with results satisfactory to MPIC and its advisors;

(b) execution of the sale agreements relating to the Proposed Acquisition; and

(c) receipt of any regulatory and third party registrations, filings, consents and/or waivers necessary for Completion (including any approval of the Proposed Acquisition by MNTC's lenders).

The conditions precedent to Completion can be waived by MPIC at its sole discretion.

REASONS FOR THE TRANSACTIONS

Following the Group's investment in the water business in the Philippines, the directors of the Company (the "Directors") see significant up side potential in continuing to invest in essential infrastructural services in the Philippines. In particular, Directors believe that the Proposed Acquisition (subject to Completion), which will result in MPIC holding approximately 67.1% effective interest in MNTC (on the basis that MPIC takes up the entire 0.16% shares in FPII held by the Public Shareholders), has the potential to provide stable cash flows and growth to the Group as the coverage of MNTC's tollways business expands. MNTC holds a concession to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the North Luzon Expressway in the Philippines.

Based on information currently available and subject to a satisfactory conclusion of a due diligence review of the target companies in respect of the Proposed Acquisition, the Directors believe that the terms of the Proposed Acquisition and the Tender Offer are fair and reasonable and in the interests of the Company's shareholders as a whole.

LISTING RULES IMPLICATIONS

The Proposed Acquisition and the Tender Offer together constitute a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Proposed Acquisition and the Tender Offer will be despatched to the Company's shareholders in accordance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

GENERAL

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

MPIC is a Philippine corporation, the shares of which are listed and traded on the Philippine Stock Exchange and is an investment and management company with holdings in a water utility, real estate development and healthcare enterprises.

TMC primarily engages in and carries on the operations and maintenance of tollways, its facilities, interchanges and related works, roads, highways, bridges, buildings and structures of all kinds.

Each of FPII, Benpres and FPH is a publicly listed company, the shares of which are listed and traded on the Philippine Stock Exchange.

Benpres is an investment holding company involved in, amongst other things, provision of public services, utilities and basic infrastructure and development of residential buildings, hotels, office tower, retail centre, and serviced apartment properties in the Philippines.

FPH is a holding company with core investments in power and tollways, and strategic initiatives in property and manufacturing in the Philippines.

Save for the Public Shareholders, to the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, the counterparties referred to in this announcement and the ultimate beneficial owner of such counterparties are third parties independent of the Company and its connected persons.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 8 August 2008

Unless otherwise stated, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = PhP 44.0 = HK$7.8. The net asset values of FPII, MNTC and TMC as at 31 December 2007 is translated at the rate of US$1.00 = PhP41.28 = HK$7.8. The net profits of FPII, MNTC and TMC before and after taxation and extraordinary items for the year ended 31 December 2007 are translated at the rate of US$1.00 = PhP 45.86 = HK$7.8. The net profits of FPII, MNTC and TMC before and after taxation and extraordinary items for the year ended 31 December 2006 are translated at the rate of US$1.00 = Php51.16 = HK$7.8. Percentages and figures expressed in millions and billions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

END